ARGENTEX MINING CORPORATION
(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

At April 30, 2012 and January 31, 2012 and
for the Three Months Ended April 30, 2012 and 2011

(UNAUDITED)

(Stated in U.S. Dollars)

Notice of Non-review of Interim Financial Statements

The attached condensed interim consolidated financial statements for the three month period ended April 30, 2012 have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these interim financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	April 30,	January 31,
	2012	2012
	(Unaudited)	(Audited)

ASSETS

Current
Cash and cash equivalents	$7,354,355	$9,249,307
Recievables	67,082	67,093
Prepaid expenses and deposits	109,939	66,974

Total current assets	7,531,376	9,383,374

Equipment	440,086	447,936

Mineral property interest	815,000	815,000

Total assets	$8,876,462	$10,646,310

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$1,255,249	$622,077
Due to related parties	20,291	28,425

Total liabilities	1,275,540	650,502

Stockholders' equity
Preferred stock, no par value, unlimited authorized, nil shares issued and outstanding at April 30, 2012 and January 31, 2012 Preferred stock, Series A convertible, no par value, authorized 2,000, nil shares issued and outstanding at April 30, 2012 and January 31, 2012 Common stock, no par value, unlimited authorized 71,677,317 and 71,437,317 issued and outstanding at April 30, 2012 and January 31, 2012, respectively	35,304,627	35,223,027
Additional paid-in capital	6,168,431	5,994,447
Deficit accumulated during the exploration stage	(34,010,217)	(31,241,510)
Accumulated other comprehensive loss	48,081	19,844

Total stockholders' equity	7,510,922	9,995,808

Total liabilities and stockholders' equity	$8,786,462	$10,646,310

Approved on behalf of the Board of Directors:

“Jenna Hardy”	“Stephen Hanson”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Stated in U.S. Dollars)
(Unaudited)

	For the Three Months Ended		From December 21,
	April 30,		2001 (Inception)
	2012	2011	to April 30, 2012

Expenses

Consulting	$367,157	$260,685	$6,710,014
Depreciation	16,168	6,438	84,175
Director fees	19,829	26,205	46,034
Foreign exchange (gain) loss	(74,247)	(351,851)	48,333
Investor relations	51,118	161,014	2,474,114
Mineral property interests	2,127,071	3,017,523	18,711,640
Office and sundry	64,156	88,344	968,989
Professional	89,916	105,657	2,593,175
Rent	7,285	9,887	196,492
Salaries and benefits	54,887	16,177	221,291
Tax on assets	5,767	-	75,402
Transfer agent and filing	8,047	15,051	352,364
Travel	54,482	64,768	662,739
Write-down of mineral claims	-	-	408,496

	(2,791,636)	(3,419,898)	(33,553,258)
Interest income	22,929	14,352	103,953
Interest (expense)	-	-	(560,912)

Net loss for the period	(2,768,707)	(3,405,546)	(34,010,217)

Other comprehensive income

Unrealized gain on foreign exchange
translation	28,237	-	48,041

Comprehensive loss for the period	$(2,740,470)	$(3,405,546)	$(33,962,176)

Net loss per share - basic and diluted	$(0.04)	$(0.06)

Weighted average number of shares outstanding - basic and diluted	71,488,276	57,874,032

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)
(UNAUDITED)

	For the Three Months Ended		From December 21,
	April 30,		2001 (Inception) to
	2012	2011	April 30, 2012

Cash used in operating activities
Net loss	$(2,768,707)	$(3,405,546)	$(34,010,217)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	16,168	6,438	84,175
Stock-based compensation	173,984	107,498	3,865,086
Debt discount	-	-	5,881
Shares issued to acquire mineral properties	-	-	3,500
Shares issued in payment of bonus	-	-	52,160
Non-cash interest	-	-	333,333
Write-down of mineral claims	-	-	408,496
Changes in operating assets and liabilities:
Receivables	11	(19,127)	(67,082)
Prepaid expenses and deposits	(42,096)	(15,640)	(111,955)
Accounts payable and accrued liabilities	633,172	1,336,373	1,409,219
Due to related parties	(8,134)	(182,733)	6,209

Net cash used in operating activities	(1,995,602)	(2,172,737)	(28,021,195)

Cash flows used in investing activities
Acquisition of mineral property interests	-	-	(408,496)
Acquisition of surface rights to mineral property	-	-	(815,000)
Purchase of short-term investments	-	(4,109,097)	(4,109,097)
Redemption of short-term investments	-	1,000,138	4,109,097
Acquisition of equipment	(8,318)	(7,946)	(524,261)

Net cash used in investing activities	(8,318)	(3,116,905)	(1,747,757)

Cash flows from financing activities
Issuance of convertible debentures	-	-	1,650,000
Issuance of promissory notes	-	-	790,410
Repayment of promissory notes	-	-	(790,410)
Proceeds from issuance of capital stock	81,600	1,342,447	35,318,830
Proceeds from shares subscribed	-	-	104,380

Net cash provided by financing activities	81,600	1,342,447	37,073,210

Effects of foreign currency exchange	27,368	(87,270)	50,097

(Decrease) increase in cash during the period	(1,894,952)	(4,034,465)	7,354,355

Cash, beginning of period	9,249,307	5,959,362	-

Cash, end of period	$7,354,355	$1,924,897	$7,354,355

Supplemental disclosures
Cash (received) paid during the period for:
Taxes	$-	$-	4,257
Interest	$(24,480)	$(6,132)	(9,974)

Non-cash financing transactions:
Conversion of convertible debenture into common stock	$-	$-	$150,000
Stock based compensation on issuance of brokers warrants	$-	$-	$145,488
Notes and related accrued interest converted to common stock	$-	$-	$1,390,008

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Argentex Mining Corporation (“Argentex” or the “Company”) was originally incorporated in the State of Nevada on December 21, 2001 under the name Delbrook Corporation. On March 15, 2004, the Company changed its name to Argentex Mining Corporation. The Company effected this name change by merging with its wholly owned subsidiary, Argentex Mining Corporation, a Nevada corporation that was formed specifically for this purpose. On November 5, 2007, the Company moved its jurisdiction of domicile from the State of Nevada (Argentex Nevada) to the State of Delaware. This re-domicile was effected by merging with the Company’s wholly owned subsidiary Argentex Mining Corporation, a Delaware corporation that was formed specifically for this purpose. The Company’s Delaware subsidiary was the surviving entity in the merger. On June 3, 2011, the Company moved its jurisdiction of domicile back to the State of Nevada. This re-domicile was effected by merging with the Company’s wholly owned subsidiary Argentex Mining Corporation, a Nevada corporation that was formed specifically for this purpose. The Company’s Nevada subsidiary was the surviving entity in the merger. On June 8, 2011, the Company moved its jurisdiction of domicile from the State of Nevada to the Province of British Columbia, Canada. This re-domicile was effected by a process known as a ‘conversion’ in the State of Nevada and a ‘continuation’ in the Province of British Columbia.

Prior to the re-domicle there was a par value of $0.01 per share on the Company's common stock. In the Company's new jurisdiction, there is no par value on the Company's common stock and management has reclassified $25,131,164 on the issuance of common stock that was originally credited to additional paid in capital to common stock.

The Company has one wholly-owned subsidiary, SCRN Properties Ltd. SCRN Properties Ltd. was originally formed as a Delaware corporation on February 13, 2004, and on June 3, 2011, it moved its jurisdiction of domicile from the State of Delaware to the Province of British Columbia, Canada. SCRN Properties Ltd. was formed for the purpose of acquiring and exploring natural resource properties in Argentina.

Exploration Stage

The Company is primarily involved in acquiring and exploring mineral properties in Argentina. The Company is in the exploration stage of its mineral property development and to date has not yet established any proven mineral reserves on its existing properties. The Company has not produced any significant revenues from its principal business or commenced significant operations and it is considered an exploration stage company as defined by Securities and Exchange Commission (SEC) Guide 7 with reference to Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) topic 915.

Basis of Presentation and Preparation

The interim financial information of the Company as of April 30, 2012 and for the three months ended April 30, 2012 and 2011 is unaudited, and the balance sheets as of January 31, 2012 is derived from audited fianancial statements. The accompanying condensed consolidated financial statements have been preapared in accordance with U.S. generally accepted accounting principles for interim fianancial statements. Accordingly, they omit or condense notes and certain other information normally included in financial statements prepared in accourding with U.S. generally accepted accounting principles. The accounting policies followed for the quarterly financial reporting conform with the accounting policies disclosed in Note 2 to the Notes to Financial Statements included in the Company’s Annual Information Form (AIF) for the year ended January 31, 2012. In the opinion of management, all adjustments that are necessary for a fair presentation of the financial information of the interim periods reported have been made. All adjustments are of a normal recurring nature. The results of operations for the three months ended April 30, 2012 are not necessarily indicative of the results that can be expected for the fiscal year ending January 31, 2012. These unaudited condensed interim consolidated financial statements should be read in conjunction with the fianancial statements and the notes thereto included in the Company’s AIF for the year ended January 31, 2012.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS, continued

Basis of Presentation and Preparation, continued

The accompanying interim unaudited consolidated financial statements are stated in U.S. dollars and include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated. The preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. Certain prior period amounts in the consolidated financial statements and notes thereto have been reclassified to conform to the current period’s presentation. Expenses of $58,761 recorded as consulting fees during the year ended January 31, 2012 were reclassified to mineral property interests expense, with no change to the Company’s reported loss. This reallocation only impacted the Company’s expenses reported for the period from December 31, 2001 (inception) to April 30, 2012.

Additional significant accounting policies that either affect the Company or have been developed since January 31, 2012 are summarized below.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Recently Issued Accounting Pronouncements

From time to time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies that are adopted by the Company a of the specificied effective date. Unless otherwise discussed, the Company believes that the the impact of recently issued accounting pronouncements that are not yet effective will not have a material impact on the Company’s financial position, results of operations or cash flows.

Comprehensive Income

In June 2011, ASC guidance was issued related to comprehensive income. Under the updated guidance, an entity has the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update requires certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. The update is effective for the Company’s fiscal year beginning February 1, 2012. The updated guidance has not had an impact on the consolidated financial position, results of operations or cash flows of the Company.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Fair value

In May 2011, ASC guidance was issued related to the convergence of U.S. GAAP and International Financial Reporting Standards requirements for measuring amounts at fair value as well as disclosures about these measurements. The update is effective for the Company’s fiscal year beginning February 1, 2012. The Company updated guidance has not had an impact on the consolidated financial statements of the Company.

Fair Value Accounting

In May 2011, ASC guidance was issued related to disclosures around fair value accounting. The updated guidance clarifies different components of fair value accounting including the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and disclosing quantitative information about the unobservable inputs used in fair value measurements that are categorized in ‘Level 3 – Significant Unobservable Inputs’ of the fair value hierarchy. The update is effective for the Company’s fiscal year beginning February 1, 2012. The updated guidance has not had a a significant impact on the consolidated financial statements of the Company.

Cash and Cash Equivalents

The following tables summarize the Company’s available-for-sale securities’ adjusted cost, gross unrealized gains, gross unrealized losses and fair value by significant investment category recorded as cash and cash equivalents or short-term marketable investments as of April 30, 2012 and January 31, 2012:

April 30, 2012

		Adjusted Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents
Level 1:
	Cash	$7,352,331	$ 2,024	$ -	$7,354,355	$7,354,355

January 31, 2012

		Adjusted Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents
Level 1:
	Cash	$ 9,246,422	$ 2,885	$ -	$ 9,249,307	$ 9,249,307

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 3 – EQUIPMENT

		April 30, 2012
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$7,374	$287,587
Equipment	155,376	45,731	109,645
Furniture and fixtures	19,185	7,302	11,883
Computer equipment	54,148	23,177	30,971
	$523,670	$83,584	$440,086

		January 31, 2012
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$-	$294,961
Equipment	155,376	39,960	115,416
Furniture and fixtures	19,185	6,676	12,509
Computer equipment	45,829	20,779	25,050
	$515,351	$67,415	$447,936

NOTE 4 – MINERAL PROPERTY INTERESTS

a)	Pinguino Project

Pursuant to the terms of a mineral property option agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director, the Company purchased a 100% interest in a mineral property located in the Santa Cruz Province of the Republic of Argentina, known as the Pinguino Property. The agreement also provides for an area of interest such that, in the event that the optionor records any property claims within five (5) kilometers of the boundaries of the property, such claims will become subject to the mineral property option agreement.

To acquire the property the Company made the following payments: approximately $43,710 (CDN$50,000) on or before July 1, 2004 (paid); approximately $65,565 (CDN$75,000) on or before July 1, 2005 (paid); approximately $87,420 (CDN$100,000) on or before July 1, 2006 (paid); approximately $87,420 (CDN$100,000) on or before July 1, 2007 (paid); and approximately $109,275 (CDN$125,000) on or before July 1, 2008 (paid). The Company wrote off the acquisition costs in a prior year. The agreement is subject to a 2% net smelter royalty. The Company has the right at any time up to 60 days after commencement of commercial production to repurchase either one-half of the royalty for approximately $1,000,000 (CDN$1,000,000) or all of the royalty for approximately $2,000,000 (CDN$2,000,000).

On December 10, 2010, the Company entered into an agreement with a land owner whereby the Company purchased surface rights to the major portion of the property, known as El Piche, for $815,000. The Company completed this acquisition on December 17, 2010.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 4 – MINERAL PROPERTY INTERESTS, continued

b)	Condor Project

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in certain mineral claims located in the Santa Cruz Province of the Republic of Argentina, known as the Condor Property, subject to a 2% net smelter return royalty in favor of an ex-director. The Company wrote off the acquisition costs in a prior year. The Company has the right to repurchase either one-half of the royalty for approximately $1,000,000 (CDN$1,000,000) or all of the royalty for $2,000,000 (CDN$2,000,000).

c)	Contreras and Rio Negro Projects

On June 30, 2005, the Company entered into an amending agreement whereby the Company amended the Escrow Agreement. This amending agreement was restated August 8, 2005 whereby the Company agreed to release the 4,999,998 shares of its common stock that were being held in escrow. Of the 4,999,998 released shares, 4,749,998 of these shares were released to the Company for cancellation, and 250,000 of these shares were released to an ex-director of the Company for the transfer of the mineral claims to the Company.

In addition, pursuant to the terms of a Share Purchase Agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director of the Company, the Company acquired a 100% interest in SCRN Properties Ltd. (SCRN), a Delaware corporation, the sole asset of which consisted of mineral claims located in the Rio Negro Province of the Republic of Argentina, known as the SCRN Property, for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

The Mineral Property Acquisition Agreement and the Share Purchase Agreement also provide for an area of interest such that, in the event that the vendor records any property claims within five (5) kilometers of the boundaries of either the Dyakowski Property or the SCRN Property, such claims will become subject to the respective agreements.

d)	Storm Cat Project

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in mineral claims located in the Santa Cruz and Rio Negro Provinces of the Republic of Argentina, known as the Storm Cat Property. Subsequent to acquisition of these properties, the Company has accounted for expenditures by province. The Company wrote off the acquisition costs in a prior year.

e)	British Columbia Claims

On June 7, 2010, the Company acquired a group of three contiguous mineral tenures known as the Clapperton Property, covering an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometers northeast of the town of Merritt, British Columbia. The total purchase amount was $324. On May 25, 2011, the Company made a cash-in-lieu payment of approximately $3,781 (CDN$3,632) which advanced the expiry date of the three mineral tenures to June 7, 2012. On May 31, 2012, the Company made a cash- in-lieu payment of approximately $4,067 (CDN$4,201) which advances the expiry date of the three mineral tenures to June 7, 2013.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 4 – MINERAL PROPERTY INTERESTS, continued

Mineral property interests expense reflected in the accompanying consolidated statement of operations relates to the following projects:

	Three	Three	December
	Months	Months	21, 2001
	Ended	Ended	(Inception) to
	April 30,	April 30,	April 30,
	2012	2011	2012

Pinguino Project:
Assaying, testing and analysis	$17,800	$89,549	$1,099,010
Camp and field supplies	761,685	413,292	4,671,931
Claim maintenance	16,874	8,509	123,490
Drilling	1,045,353	2,299,556	9,677,756
Engineering	120,248	-	472,047
Environmental	24,867	-	164,514
Geological and geophysical	97,406	64,265	1,403,445
Metallurgical	9,358	-	79,859
Travel and accommodation	4,876	64,417	276,465
	2,098,467	2,939,588	17,968,517

Condor Project:
Claim maintenance	11,647	-	38,033
Camp and field supplies	2,056	-	28,351
Geological and geophysical	5,038	-	99,838
Travel	94	-	94
	18,835	-	166,316

Contreras Project:
Claim maintenance	-	-	21,851
Camp and field supplies	1,218	55,961	172,682
Assaying, testing and analysis	-	-	60,247
Geological and geophysical	-	21,974	131,959
Travel and accommodation	-	-	28,814
	1,218	77,935	415,553

Rio Negro Project:
Claim maintenance	8,083	-	23,690
Camp and field supplies	468	-	52,304
Geological and geophysical	-	-	39,833
Travel and accommodation	-	-	9,917

	8,551	-	125,744

Other:	-	-	35,510

	$2,127,071	$3,017,523	$18,711,640

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 5 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Three
	Months	Year
	Ended	Ended
	April	January
	31, 2012	31, 2012

Accounts payable	$1,062,437	$455,012
Accrued liabilities	100,356	78,636
Accrued taxes and related interest	92,456	88,429

	$1,255,249	$622,077

NOTE 6 - RELATED PARTY TRANSACTIONS

Director fees and officer and director consulting fees for the period ended April 30, 2012 were $197,751 (April 30, 2011 - $239,540) including stock based compensation of $70,329 (April 30, 2011 - $107,498). As at April 30, 2012 the Company owed directors and officers $6,209 (January 31, 2012 - $28,425). All balances owing were unsecured, non-interest bearing and had no fixed terms of repayment. Details of the related party transactions and balances, are as follows:

a)

During the three months ended April 30, 2012, the Company paid or accrued consulting fees of $nil (April 30, 2011 - $40,692) and recorded stock-based compensation of $nil (April 30, 2011 - $1,560) to a former officer and director of the Company.

b)	During the three months ended April 30, 2012, the Company paid or accrued consulting fees of $nil (April 30, 2011 - $3,594) to a former officer of the Company.

c)

On January 7, 2011 the Company entered into a consulting agreement with a company controlled by the Company’s new Treasurer and Chief Financial Officer whereby it agreed to pay a consulting fee for services ordinarily provided by a Chief Financial Officer of approximately $12,500 (CDN$12,500) per month plus a sales tax. In addition, on January 7, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to the Company’s Chief Financial Officer to purchase an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $0.80 per share, for a three (3) year term expiring January 7, 2014. During March, 2012, pursuant to Board approval, the Company paid the company a discretionary cash bonus of approximately $10,000 (CDN$10,000) plus a sales tax. Effective January 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to approximately $15,000 (CDN$15,000) per month plus a sales tax.

During the three month period ended April 30, 2012, the Company paid or accrued consulting fees of $44,840 (April 30, 2011 - $40,902) and recorded stock based compensation of $31,346 (April 30, 2011 - $16,472) related to this consulting agreement. At April 30, 2012 and January 31, 2012, the Company was indebted to an officer of this Company in the respective amounts of $4,667 and $16,744.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 6 - RELATED PARTY TRANSACTIONS, continued

On March 11, 2011, the Company entered into a consulting agreement with a company controlled by the Companys’s Executive Vice President of Corporate Development whereby it agreed to pay a monthly consulting fee for services ordinarily provided by an Executive Vice President of Corporate Development of approximately $12,500 (CDN$12,500) plus sales tax. In addition, on March 11, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to the Company’s Executive Vice President of Corporate Development to purchase an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $1.04 per share, for a three (3) year term expiring March 11, 2014. The options vested in four installments over 12 months on June 1, 2011, September 1, 2011, December 1, 2011 and March 1, 2012. On August 24, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to a company jointly control by the Company’s Executive Vice President of Corporate Development to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $1.15 (CDN$1.15) per share, for a five (5) year term expiring August 24, 2016. The options vest in four installments over 12 months on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012. Effective March 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to approximately $15,000 (CDN$15,000) per month plus a sales tax. In addition, effective January 20, 2012, the VP Corporate Development assumed the additional role of interim President of the Company for which he is being compensated an additional fee of approximately $2,500 (CDN$2,500) per month.

During the three month period ended April 30, 2012, the Company paid consulting fees of $50,061 (April 30, 2011 - $20,649) and recorded stock based compensation of $38,983 (April 30, 2011 - $14,489) related to this consulting agreement. At April 30, 2012 and January 31, 2012, the Company was indebted to an officer of this Company in the respective amounts of $1,542 and $11,681.

d)

During the three months ended April 30, 2012, the Company paid aggregate director fees of $18,930 (April 30, 2011 - $26,205) to four (April 30, 2011-five) directors and recorded stock based compensation of $nil (April 30, 2011 - $74,977) related to stock options granted to one director. In addition, one director was owed consulting fees of approximately $14,082 (CDN$ 14,254) for consulting fees (April 30, 2011-$nil).

During the three months ended April 30, 2012, the Company’s directors exercised a total of nil (April 30, 2011 - 580,000) stock options for $nil (April 30, 2011 - $302,200).

Additional related party transactions are disclosed in note 7 to these financial statements.

NOTE 7 – CAPITAL STOCK

Stock Transactions

On February 2, 2012, the Company issued 60,000 shares of its common stock at $0.25 per share to a former director for proceeds of $15,000 on the exercise of 60,000 stock options. (note 6)

On February 16, 2012, the Company issued 160,000 shares of its common stock at $0.37 per share to the Company’s former President for proceeds of $59,200 on the exercise of 160,000 stock options. (note 6)

On February 16, 2012, the Company issued 20,000 shares of its common stock at $0.37 per share to a former consultant for proceeds of $7,400 on the exercise of 20,000 stock options.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 7 – CAPITAL STOCK, continued

Share purchase warrants

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Balance at January 31, 2011	18,760,501	$0.94
Issued	5,524,500	1.56
Exercised	(4,906,895)	0.50
Expired	(2,148,900)	0.85
Balance at January 31, 2012 and April 30, 2012	17,229,206	$1.28
Expired	(900,000)	1.25
Balance at April 30, 2012	16,329,206	$1.28

At April 30, 2012, the following share purchase warrants were outstanding and exercisable:

Number of	Exercise
warrants	Price	Expiry Date

5,002,500	$ 1.60 (C$1.60)	August 19, 2013
522,000	$ 1.15 (C$1.15)	August 19, 2013
10,804,706	$ 1.14 (C$1.14)	October 26, 2015
16,329,206

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 7 – CAPITAL STOCK, continued

Stock Options

Stock option transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance at January 31, 2011	3,470,000	$0.59
Granted	1,650,000	1.15
Exercised	(1,242,500)	0.44
Expired	(300,000)	1.10
Balance at January 31, 2012	3,577,500	0.85
Exercised	(240,000)	0.34
Expired	(240,000)	0.68
Balance at April 30, 2012	3,097,500	$0.89

At April 30, 2012, the following stock options were outstanding:

Number of	Exercise
Stock Options	Price	Expiry Date
100,000	$ 1.13	November 13, 2012
150,000	$ 0.35	October 28, 2013
137,500	$ 0.80	January 7, 2014
400,000	$ 0.37	February 10, 2014
150,000	$ 1.04	March 11, 2014
300,000	$ 0.855	January 19, 2015
400,000	$ 0.64 (C$ 0.64)	May 10, 2015
1,310,000	$ 1.15 (C$ 1.15)	August 23, 2016
150,000	$ 1.15 (C$ 1.15)	August 28, 2016
3,097,500

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 7 – CAPITAL STOCK, continued

Stock Options (Continued)

The fair value of stock options granted during the three months ended April 30, 2012 was $nil (April 30, 2011 - $95,049) which is being recognized over the options vesting periods. At April 30, 2012, 2,342,500 (January 31, 2012 – 1,212,500) stock options were exercisable.

Total stock-based compensation recognized during the three month period ended April 30, 2012 was $173,984 (April 30, 2011 - $107,498). Stock-based compensation has been recorded in the consolidated statements of operations as follows, with corresponding additional paid-in capital recorded in stockholders' equity:

	Three	Three
	Months	Months
	Ended	Ended
	April 30,	April 30,
	2012	2011

Consulting fees	$101,478	$107,498
Mineral property interests	56,308	-
Salaries and benefits	16,198	-
	$173,984	$107,498

The following weighted average assumptions were used for the Black-Scholes valuations of stock options granted during the three months ended April 30, 2012 and April 30, 2011:

	Three	Three
	Months	Months
	Ended	Ended
	April 30,	April 30,
	2012	2011
Risk-free interest rate	N/A	2.19%
Expected life of options	N/A	3 years
Annualized volatility	N/A	96%
Dividend rate	N/A	0%

As at April 30, 2012, the aggregate intrinsic values of all outstanding, vested stock options and exercised stock options were $52,900 (April 30, 2011-$2,203,325).

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 8 - SEGMENTED INFORMATION

At April 30, 2012 and January 31, 2012, the Company operated in two reportable segments. Identifiable assets, revenues and net loss in each geographic area are as follows:

	April 30,	January 31,
	2012	2012

Identifiable assets
Canada	$7,394,875	$9,297,302
Argentina	1,391,587	1,349,008
	$8,786,462	$10,646,310

	Three	Three
	Months	Months
	Ended	Ended
	April 30,	April 30,
	2012	2011

Loss for the period
Canada	$561,931	$398,352
Argentina	2,206,776	3,007,194
	$2,768,707	$3,405,546

NOTE 9 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value of Financial Instruments

The Company accounts for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the consolidated financial statements; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

The carrying values and fair values of the Company’s financial instruments were as follows:

	April 30, 2012			January 31, 2012
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$7,354,355	$7,354,355	$9,249,307	$9,249,307
Receivables	Level 2	$67,082	$67,082	$67,093	$67,093
Accounts payable	Level 2	$1,255,249	$1,255,249	$622,077	$622,077
Due to related parties	Level 2	$20,291	$20,291	$28,425	$28,425

The carrying amount approximates fair value because of the short maturity of the instruments.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 9 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

Risk Management

The Company’s activities expose it to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of the Company’s mineral properties, and to limit exposure to risks. The types of risk exposure and the way in which such exposures are attempted to be managed are as follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash. The Company maintains its Canadian and U.S. cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. The Company’s bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in its credit union accounts are guaranteed by the provincial government of British Columbia. The Company’s Canadian dollar bank account balance, at times, may exceed federally insured limits. The Company maintains its Argentinean pesos in an Argentinean bank deposit account. The Company keeps its Argentinean peso bank deposit account balance within federally insured limits. As part of the Company’s cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions. The Company has not lost any cash and does not believe its cash is exposed to any significant credit risk.

At April 30, 2012, the Company had approximately $1,888,000 in U.S. cash, $1,212,000 in Canadian cash, approximately $4.0 million in Canadian dollar term deposits guaranteed by the provincial government of British Columbia and approximately ARS 600,000 and ARS 400,000 in Argentine Pesos.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

Foreign Exchange Risk

The Company is subject to foreign exchange risk for purchases denominated in foreign currencies. The Company operates outside of the U.S. primarily in Argentina and Canada and the Company is exposed to foreign currency risk due to the fluctuation between the currencies in which the Company operates in and the United States Dollar. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar. Management monitors its foreign currency balances and makes adjustments based on anticipated need for foreign currencies.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 9 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

Foreign Exchange Risk (continued)

At April 30, 2012, the Company was exposed to foreign exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian
	Peso	CDN Dollar
Cash and cash equivalents	578,938	$5,217,584
Receivables and advances	-	1,280
Accounts payable	(4,632,065)	(154,254)
Net exposure	(4,053,127)	$5,064,610

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $420,039 in the net loss for the period ended April 30, 2012. As this sensitivity analysis does not take into account any variables other than foreign currency rate fluctuations, the above information may not fully reflect the foreign exchange risk of the assets and liabilities involved.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, management considers the interest rate risk to be limited.

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company’s operations are all related to the minerals and mining industry. A reduction in mineral prices or other disturbances in the minerals market could have an adverse effect on the Company’s operations.